YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York  10003

March 21, 2011

Emailed to dcaoletters@sec.gov

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Office of Chief Accountant

Re:	YOU On Demand Holdings, Inc. (formerly China Broadband, Inc.)
Request for Waiver of Rules 8-04 and 8-05 of Regulation S-X
CIK No. 0000837852
File No. 0-19644

To Whom It May Concern:

Pursuant to our discussion with Sharon Virga of Assistant Director Office No. 11 regarding comment number 5 of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter to YOU On Demand Holdings, Inc. (the “Company”) dated February 24, 2011, we hereby request a waiver regarding the requirement to file the financial statements of Sinotop Group Limited pursuant to Rule 8-04 of Regulation S-X and the pro forma financial information as required by Rule 8-05 of Regulation S-X.

To clarify our prior response, the Company uses Sinotop Group Limited (“Sinotop”), a Chinese entity, as a shell company to conduct certain operations in the People’s Republic of China (“PRC”).  This kind of arrangement is customary in the PRC and its existence is a result of the PRC foreign investment laws.  At the time that we purchased Sinotop, it had never conducted any operations or had any liabilities and, at present, continues to have no operations or liabilities.  Furthermore, the only assets of Sinotop were, as of the Company’s purchase of Sinotop, and are currently, certain charter documents, cooperation agreements and non-compete agreements, which were appraised by an independent 3rd party to have an aggregate intangible asset value of US$8.8 million.

Although we determined the purchase of Sinotop was properly accounted for as a business combination under GAAP, we do not believe the nature of Sinotop’s operations qualify it as a “business” as defined by Rule 11-01(d) of Regulation S-X, which reads as follows:

For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2) Whether any of the following attributes remain with the component after the transaction:

    (i) Physical facilities,
    (ii)Employee base,
    (iii) Market distribution system,
    (iv) Sales force,
    (v) Customer base,
    (vi) Operating rights,
    (vii) Production techniques, or
    (viii) Trade names.

Pursuant to Rule 11-01(d), we do not believe Sinotop qualifies as a separately reportable business, as disclosure of prior financial information would not be material to an understanding of Sinotop’s future operations.  Furthermore, Sinotop has never engaged in revenue-producing activities, and many of the attributes listed under Rule 11-01(d)(2) do not apply in evaluating whether Sinotop constitutes a business.

In addition to the above reasons, we believe that the costs associated with preparation of audited financial statements of Sinotop and pro forma financial information for an entity with no historical operations and which possesses only the intangible assets described above would be unnecessarily burdensome and would not add transparency to the financial operations and position of the Company.

For reasons explained above, we hereby request a waiver of the requirement to file the financial statements of Sinotop Group Limited pursuant to Rule 8-04 of Regulation S-X and the pro forma financial information as required by Rule 8-05 of Regulation S-X.  Please advise if further information is needed to process this waiver request.

Sincerely,

YOU On Demand Holdings, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer